                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                         Greate Bay Casino Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   391546108
                         ----------------------------
                                (CUSIP Number)

           William D. Pratt, Executive Vice President, Secretary and
                General Counsel, Greate Bay Casino Corporation,
              200 Decadon Drive, Suite 100, Egg Harbor Township,
                     New Jersey 08234-3899 (609) 407-7440
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               DECEMBER 29, 1998
                        ----------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
-----------------------
  CUSIP NO. 391546108
-----------------------

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      William D. Pratt
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                            204,379 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            149,473 (2)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            54,906 (3)
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        204,379
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       3.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON {SEE INSTRUCTIONS)
14
        IN
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(1)  Represents (a) Common Stock owned of record by William D. Pratt (122,021 shares) and WDP Jr. Family Trust (27,452 shares); and (b) Common Stock owned of record by Shawn Denise Bradshaw (27,453 shares) and Michael Shannan Pratt (27,453 shares), which are subject to a proxy giving William D. Pratt the sole power to vote such shares.

(2) Represents Common Stock owned of record by William D. Pratt (122,021 shares) and WDP Jr. Family Trust (27,452 shares).

(3) Represents Common Stock owned of record by Shawn Denise Bradshaw (27,453 shares) and Michael Shannan Pratt (27,453 shares), which are subject to a proxy that prohibits transfers of such shares without William D. Pratt's consent.

                                 SCHEDULE 13D/A

-----------------------
  CUSIP NO. 391546108
-----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      WDP Jr. Family Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            27,452 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            27,452 (2)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        27,452
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       0.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
        00-TRUST
------------------------------------------------------------------------------

(1) Power is exercised through its Trustee, William D. Pratt.

     This Amendment No. 2 to Schedule 13D (this "Amendment") amends and replaces in its entirety the Amendment No. 1 to Schedule 13D filed by William D. Pratt, J.E. Pratt Family Trust, J.E. Pratt Family Trust I (the "JEP Trust"), W.D. Pratt Co. Co. 1 (the "Partnership") and WDP Jr. Family Trust (the "WDP Jr. Trust") by furnishing the information set forth below.

Item 1.   Security and Issuer.
------    -------------------

          This statement relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Greate Bay Casino Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 200 Decadon Drive, Suite 100, Egg Harbor Township, New Jersey 08234-3899.

Item 2.   Identity and Background.
------    -----------------------

          This statement is filed on behalf of William D. Pratt and the WDP Jr. Trust (collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

          William D. Pratt's business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240, and his present principal occupation or employment at such address is serving as the Executive Vice President, General Counsel and Secretary of each of the Company and Hollywood Casino Corporation ("Hollywood"). The Company owns and operates the Sands Hotel and Casino in Atlantic City, New Jersey. Hollywood owns and operates distinctive Hollywood-themed casino entertainment facilities under the service mark Hollywood Casino in Aurora, Illinois and Tunica County, Mississippi.

          The WDP Jr. Trust is governed by the laws of the State of Texas and is located in Texas. William D. Pratt is the Trustee of the WDP Jr. Trust. The primary beneficiaries of the WDP Jr. Trust are Elizabeth Betancourt Pratt, a homemaker; William D. Pratt, III, a minor; and Michael Taylor Pratt, a minor. The principal business of the WDP Jr. Trust is to hold investments for the benefit of its beneficiaries. The address of the WDP Jr. Trust's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

          To the best knowledge of William D. Pratt, in his personal capacity and his capacity as Trustee of the WDP Jr. Trust, none of the Reporting Persons or the primary beneficiaries of the WDP Jr. Trust have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          To the best knowledge of William D. Pratt, in his personal capacity and his capacity as trustee of the WDP Jr. Trust, none of the Reporting Persons or the primary beneficiaries of the WDP Jr. Trust have, during the last five years, been a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          William D. Pratt, Elizabeth Betancourt Pratt, William D. Pratt, III, and Michael Taylor Pratt are citizens of the United States of America.

Item 3.   Source and Amounts of Funds or Other Consideration.
------    --------------------------------------------------

          Not applicable.

Item 4.   Purpose of the Transaction.
------    --------------------------

          In the prior Amendment No. 1 to Schedule 13D filing to which this Amendment relates (the "Prior Schedule"), William D. Pratt was reported as owning of record 1,678 shares of Common Stock. In this Amendment, William D. Pratt is reported as owning of record 122,021 shares of Common Stock. The increase to William D. Pratt's record ownership is attributable to 120,343 shares of Common Stock that were obtained as a gift from Linda M. Pratt, William
D. Pratt's wife. William D. Pratt paid no consideration in return for the shares of Common Stock received in the gift from Linda M. Pratt.

          In the Prior Schedule, William D. Pratt was reported as having sole voting power and sole dispositive power over 566,438 shares of Common Stock owned of record by the JEP Trust. William D. Pratt was the Trustee of the JEP Trust. The JEP Trust was dissolved on December 29, 1998 (the "JEP Trust Dissolution"), and the shares of Common Stock owned by it have been distributed to its beneficiaries.

          In the Prior Schedule, William D. Pratt was reported as having sole voting power and sole dispositive power over 34,200 shares of Common Stock owned by the Partnership. William D. Pratt was the Managing General Partner of the Partnership. The Partnership was dissolved on December 29, 1998 (the "Partnership Dissolution") and the shares of Common Stock owned by it have been distributed to its general partners.

          In this Amendment, the WDP Jr. Trust is reported as owning of record 27,452 shares of Common Stock. The WDP Jr. Trust received 17,192 shares of Common Stock upon dissolution (the "WDP Trust Dissolution") of the W.D. Pratt Family Trust (the "WDP Trust") and 10,260 shares of Common Stock as a partnership distribution in the Partnership Dissolution. The WDP Trust Dissolution occurred on December 29, 1998.

          Prior to the WDP Trust Dissolution, the WDP Jr. Trust, Linda M. Pratt, Shawn Denise Bradshaw and Michael Shannan Pratt were the beneficiaries of the WDP Trust. In the WDP Trust Dissolution, Linda M. Pratt received 120,343 shares of Common Stock, Shawn Denise Bradshaw received 17,193 shares of Common Stock, Michael Shannan Pratt received 17,193 shares of Common Stock and the WDP Jr. Trust received 17,192 shares of Common Stock. None of the beneficiaries of the WDP Trust paid any consideration for the shares of Common Stock received in the WDP Trust Dissolution.

          Prior to the Partnership Dissolution, Shawn Denise Bradshaw, Michael Shannan Pratt, the WDP Jr. Trust and the WDP Trust were general partners of the Partnership. In the Partnership Dissolution, Shawn Denise Bradshaw received 10,260 shares of Common Stock, Michael Shannan Pratt received 10,260 shares of Common Stock, the WDP Jr. Trust received 10,260 shares of Common Stock and the WDP Trust received 3,420 shares of Common Stock as partnership distributions. The shares of Common Stock received by the WDP Trust in the Partnership Dissolution were distributed in the WDP Trust Dissolution. None of the general partners of the Partnership paid any consideration in return for the shares of Common Stock received in the Partnership Dissolution.

          Each of Shawn Denise Bradshaw and Michael Shannan Pratt have entered into a voting trust agreement (the "Proxy") with William D. Pratt with respect to the shares of Common Stock received by them in the WDP Trust Dissolution and the Partnership Dissolution. The Proxy irrevocably grants to William D. Pratt the power to vote such shares of Common Stock and also provides that the shares of Common Stock subject to the Proxy may not be transferred without William D. Pratt's approval. Shawn Denise Bradshaw and Michael Shannan Pratt have agreed in the Proxy that they will not attempt to exercise any control or influence over William D. Pratt with respect to voting of the shares of Common Stock that are subject to the Proxy. The term of the Proxy is until December 31, 2001. William D. Pratt paid no consideration in return for the Proxy.

          The Reporting Persons hold their respective shares of Common Stock for investment purposes. The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          The Reporting Persons reserve the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of their investment goals, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     (a) William D. Pratt, owns of record 122,021 shares of Common Stock (representing approximately 2.3% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Persons). William D. Pratt may be deemed to be the beneficial owner of an aggregate of 204,379 shares of Common Stock (representing approximately 3.9% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Persons), which number includes, in addition to the 122,021 shares owned of record by him, 27,452 shares owned of record by the WDP Jr. Trust; 27,453 shares owned of record by Shawn Denise Bradshaw that are subject to the Proxy; and 27,453 shares owned of record by Michael Shannan Pratt that are subject to the Proxy.

          The WDP Jr. Trust owns of record and beneficially an aggregate of 27,452 shares of Common Stock (representing approximately 0.5% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Persons).

          The Reporting Persons hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

     (b) William D. Pratt has sole voting power and sole dispositive power with respect to the 122,021 shares of Common Stock owned of record by him and the 27,452 shares of Common Stock owned of record by the WDP Jr. Trust.

          William D. Pratt has sole voting power and shared dispositive power with respect to the 27,453 shares of Common Stock owned of record by Shawn Denise Bradshaw and the 27,453 shares of Common Stock owned of record by Michael Shannan Pratt.

          The WDP Jr. Trust has sole voting power and sole dispositive power with respect to the 27,452 shares of Common Stock owned of record by it.

     (c) The only transactions by the Reporting Persons in the Common Stock of the Company during the past 60 days are the Partnership Dissolution, the WDP Trust Dissolution, the JEP Trust Dissolution, the Proxy and the gift described in Item 4 above. The descriptions of the Partnership Dissolution, the WDP Trust Dissolution, the JEP Trust Dissolution, the Proxy and the gift in Item 4 are hereby incorporated by this reference.

     (d) William D. Pratt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 122,021 shares of Common Stock owned of record by him.

          The WDP Jr. Trust has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 27,452 shares of Common Stock owned of record by it.

          To the best of William D. Pratt's knowledge, Shawn Denise Bradshaw has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 27,453 shares of Common Stock owned of record by her.

          To the best of William D. Pratt's knowledge, Michael Shannan Pratt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 27,453 shares of Common Stock owned of record by him.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          William D. Pratt is the Trustee of the WDP Jr. Trust, which owns Common Stock of the Company.

          Attached hereto as Exhibit 7.1 and incorporated herein by reference is
                             -----------
a copy of a Joint Filing Agreement.

          On December 29, 1998, William D. Pratt entered into the Proxy with Shawn Denise Bradshaw and Michael Shannan Pratt. Pursuant to the Proxy, Shawn Denise Bradshaw and Michael Shannan Pratt irrevocably granted to William D. Pratt all voting rights with respect to the shares of Common Stock owned by them and agreed not to attempt to exercise any control or influence over William D. Pratt with respect to voting such shares of Common Stock. The Proxy further provides that the shares of Common Stock subject to the Proxy may not be transferred without William D. Pratt's approval. The term of the Proxy is until December 31, 2001.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

     7.1  Joint Filing Agreement.
     7.2 Voting Trust Agreement, dated December 29, 1998, among Shawn Denise Bradshaw, Michael Shannan Pratt and William D. Pratt.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29th, 1999

                                    WILLIAM D. PRATT


                                    /s/ William D. Pratt
                                    --------------------------------------


                                    WDP JR. FAMILY TRUST


                                    /s/ William D. Pratt
                                    --------------------------------------
                                    By:  William D. Pratt
                                         Trustee